FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

             For the month of December 1, 2002 to December 31, 2002

                          CITYVIEW CORPORATION LIMITED
                              SEC FILE No. 00028794
                       63 Burswood Road, Burswood WA 6100

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..........v...    Form 40-F...................

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.

                 Yes..................    No.........v...

       [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.............................

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        CITYVIEW CORPORATION LIMITED
                                                (Registrant)


Date:  January 8, 2002


                                        /s/THINAGARAN
                                    ............................................
                                                 (Signature)
                                        By THINAGARAN
                                           Director

                              LIST OF ASX DOCUMENTS

                   FROM DECEMBER 1, 2002 TO DECEMBER 31, 2002

               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION


473   December  2, 2002   Well Report Madura Block - Tambuku #1 Well

474   December  4, 2002   Well Report Madura Block - Tambuku #1 Well

475   December  9, 2002   Well Report Madura Block - Tambuku #1 Well

476   December 11, 2002   Well Report Madura Block - Tambuku #1 Well

477   December 11, 2002   Company Release

478   December 12, 2002   Well Report Madura Block - Tambuku #1 Well

479   December 16, 2002   Well Report Madura Block - Tambuku #1 Well

480   December 17, 2002   Well Report Madura Block - Tambuku #1 Well

481   December 20, 2002   Well Report Madura Block - Tambuku #1 Well

482   December 19, 2002   Relocation of Registered Office & Principal Place of
                            Business

483   December 23, 2002   Well Report Madura Block - Tambuku #1 Well

484   December 27, 2002   Well Report Madura Block - Tambuku #1 Well

485   December 30, 2002   Well Report Madura Block - Tambuku #1 Well

                             LIST OF ASIC DOCUMENTS

                   FROM DECEMBER 1, 2002 TO DECEMBER 31, 2002

               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION



AACP FORM 203 NOTIFICATION OF CHANGE OF OFFICE HOURS OR ADDRESS OF ONE OR MORE CORPORATIONS

                                                                        473
                               COMPANY LETTERHEAD



December 2, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000



                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):


OPERATOR:        MEDCO MADURA - PERTAMINA JOB
WELL:            TAMBUKU #1
RIG:             P.T.APEXINDO 1500HP RIG 2
SPUD:            21 OCTOBER 2002. (Midnight)
TARGET DEPTH:    PROGRAMMED FOR 10,416 FEET
PRESENT DEPTH:   5,616 FEET

FORMATION OBJECTIVE:

o   Tuban     (Sandstone)
o   Prupuh    (Limestone - Sandstone)
o   Kujung    (Limestone - Sandstone)
o   Poleng    (Limestone - Sandstone)
o   Ngimbang  (Limestone - Sandstone)
o   TD        (Limestone - Sandstone)

ACTIVITY:

o The gas influx has been greatly reduced. The mud is still partially gas cut.

o The Rig has started to add LCM (loss circulation material) in small quantities and will pump a further heavy weight plug prior to attempting to pull the drill string out of the hole.

o Once the drill string is out of the hole a wiper trip (hole clean up) will be run, the well-logged and 9 5/8-inch casing run.

o   After running casing, the rig will drill ahead in the Prupuh formation
    - the primary target zone.

                                                                        474
                               COMPANY LETTERHEAD



December 4, 2002


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TAMBUKU #1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           21 OCTOBER 2002 (Midnight)
TARGET DEPTH:   PROGRAMMED FOR 10,416 FEET
PRESENT DEPTH:  5,616 FEET

FORMATION OBJECTIVE:

o   Tuban     (Sandstone)
o   Prupuh    (Limestone - Sandstone)
o   Kujung    (Limestone - Sandstone)
o   Poleng    (Limestone - Sandstone)
o   Ngimbang  (Limestone - Sandstone)
o   TD        (Limestone - Sandstone)

ACTIVITY:

o The Operator reports that the gas influx now appears to be contained and that the mud is no longer gas cut.

o The mud weight has been increased to 13.1 ppg. At present the rig is circulating the well to balance the mud in weight of 13.1 ppg with the mud out weight of 12.7 ppg.

o Once the mud weight has been balanced and the well shut in and observed, the drill string will be pulled out of the hole. The rig will then run in with open-ended pipe and spot a cement plug on bottom.

o Once the above has been performed the 9 5/8-inch casing will be run and cemented. A reduced logging program will be run in the cased hole.

o On completion of the above program the rig will drill ahead into the Prupuh formation, the primary target zone.

                                                                        475
                               COMPANY LETTERHEAD


December 9, 2002


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TAMBUKU #1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           21 OCTOBER 2002 (Midnight)
TARGET DEPTH:   PROGRAMMED FOR 10,416 FEET
PRESENT DEPTH:  4,300 FEET (Sidetracking Operation - hole cemented up from
                5,616ft to 4,300ft)

FORMATION OBJECTIVE:

o   Tuban    (Sandstone)
o   Prupuh   (Limestone - Sandstone)
o   Kujung   (Limestone - Sandstone)
o   Poleng   (Limestone - Sandstone)
o   Ngimbang (Limestone - Sandstone)
o   TD       (Limestone - Sandstone)

ACTIVITY:

o After killing the well (controlling the gas inflow), during circulating the well clean, the drill pipe became stuck in the hole. After several attempts to free the pipe, the Operator decided to back off (cut) the drill string, which has been achieved.

o The drill string was backed off at 4,600 feet. Two cement plugs have been successfully set up to 4,300 feet. (Thus the well depth is now 4,300 feet)

o The well will now be sidetracked from 4,300 feet to the 9 5/8-inch casing depth. It is anticipated drilling will commence later today.

                                                                        476
                               COMPANY LETTERHEAD


December 11, 2002


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):


OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TAMBUKU #1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           21 OCTOBER 2002. (Midnight)
TARGET DEPTH:   PROGRAMMED FOR 10,416 feet
PRESENT DEPTH:  4,300ft. (Sidetracking Operation - hole cemented up from
                5,616ft to 4,300ft)

FORMATION OBJECTIVE:

o   Tuban    (Sandstone)
o   Prupuh   (Limestone - Sandstone)
o   Kujung   (Limestone - Sandstone)
o   Poleng   (Limestone - Sandstone)
o   Ngimbang (Limestone - Sandstone)
o   TD       (Limestone - Sandstone)

ACTIVITY:

o Due to tight hole conditions, the open hole from 2,500 feet to 4,300 feet was reamed and cleaned up. The cement has been tagged and confirmed set and the drill string pulled out of the hole.

o The rig is presently rigging up the sidetracking equipment and will shortly run in hole to commence sidetracking and drilling new hole.

o The Operator advised that the 9 5/8-inch casing will now be set around 5,400 feet. This depth is about 100 feet above the Prupuh formation, where the last well kick took place.

                               COMPANY LETTERHEAD

December 11, 2002



The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                                 COMPANY RELEASE

CityView Corporation Limited ("CityView") (ASX:CVI) announces that subsequent to its release on November 27, 2002, advising that a secured debt of $3 million due to the Company from Sands Solutions Group Pty Ltd may not be fully recoverable and that Sands Solutions had appointed an administrator.

On December 5, 2002, the Board of CityView, in order to protect the Company's rights, obtained an order from the Supreme Court of Western Australia appointing Mervyn Jonathan Kitay of Grant Thornton as receiver and manager of Sands Solutions Group Pty Ltd.

                                                                        478
                               COMPANY LETTERHEAD



December 12, 2002



The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL


CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TAMBUKU #1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           21 OCTOBER 2002. (Midnight)
TARGET DEPTH:   PROGRAMMED FOR 10,416feet
PRESENT DEPTH:  4,300ft. (Sidetracking Operation - hole cemented up from
                5,616ft to 4,300ft)

FORMATION OBJECTIVE:

o   Tuban    (Sandstone)
o   Prupuh   (Limestone - Sandstone)
o   Kujung   (Limestone - Sandstone)
o   Poleng   (Limestone - Sandstone)
o   Ngimbang (Limestone - Sandstone)
o   TD       (Limestone - Sandstone)

ACTIVITY:

o During running the MWD mud motor for sidetracking, total mud losses occurred through the upper limestone section from 2,850 feet to 3,450 feet. The well started to flow. The flow has been controlled and it is believed that this section was charged from the previous mud losses and gas flow from 5,616 feet.

o It is believed that the upper well bore 2,500 feet to 4,300 feet is in reasonable condition and that with adding LCM while circulating and reducing the mud weight the well will stabilize.

o The operator believes that the well should stabilize within a 24 hour period and that they can continue with drilling ahead from 4,300 feet to the target depth 5,400 feet to set 9 5/8-inch casing.

                               COMPANY LETTERHEAD


December 16, 2002



The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TAMBUKU #1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           21 OCTOBER 2002 (Midnight)
TARGET DEPTH:   PROGRAMMED FOR 10,416feet
PRESENT DEPTH:  4,300ft (Sidetracking Operation - hole cemented up from 5,616ft to 4,300ft)

FORMATION OBJECTIVE:

o   Tuban    (Sandstone)
o   Prupuh   (Limestone - Sandstone)
o   Kujung   (Limestone - Sandstone)
o   Poleng   (Limestone - Sandstone)
o   Ngimbang (Limestone - Sandstone)
o   TD       (Limestone - Sandstone)

ACTIVITY:

o The Operator reported that the rig successfully commenced sidetrack operations and as at 06:00 HRS has drilled to a depth of 4,500 feet.

o The rig is currently drilling ahead to + 5,400ft - the depth that 9 5/8-inch casing will be run and cemented.

                               COMPANY LETTERHEAD



December 17, 2002



The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):


OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TAMBUKU # 1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           21 OCTOBER 2002. (Midnight)
TARGET DEPTH:   PROGRAMMED FOR 10,416feet
PRESENT DEPTH:  4,850ft. (Sidetracking Operation - hole cemented up from 5,616ft to 4,300ft)

FORMATION OBJECTIVE:

o   Tuban    (Sandstone)
o   Prupuh   (Limestone - Sandstone)
o   Kujung   (Limestone - Sandstone)
o   Poleng   (Limestone - Sandstone)
o   Ngimbang (Limestone - Sandstone)
o   TD       (Limestone - Sandstone)

ACTIVITY:

o The Operator reported that as at 06:00 HRS, the rig has drilled to a depth of 4,850 feet.

o The rig is currently drilling ahead to +-5,400ft the depth that the 9 5/8-inch casing will be run and cemented.

                               COMPANY LETTERHEAD




December 20, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:        MEDCO MADURA - PERTAMINA JOB
WELL:            TAMBUKU # 1
RIG:             P.T.APEXINDO 1500HP RIG 2
SPUD:            21 OCTOBER 2002. (Midnight)
TARGET DEPTH:    PROGRAMMED FOR 10,416feet
PRESENT DEPTH:   5,380ft. (Sidetracking Operation - hole cemented up from
                 5,616ft to 4,300ft)

FORMATION OBJECTIVE:

o   Tuban     (Sandstone)
o   Prupuh    (Limestone - Sandstone)
o   Kujung    (Limestone - Sandstone)
o   Poleng    (Limestone - Sandstone)
o   Ngimbang  (Limestone - Sandstone)
o   TD        (Limestone - Sandstone)

ACTIVITY:

o The Operator advised that they have now drilled to 5,380 feet where they intend to set the 9 5/8-inch casing.

o The well has encountered a gas influx and the mud is 1% oil cut. In the previous well, it was believed that the condensate produced may have been a result of gas condensing over a long shut in period, however in the new sidetracked well bore, the formation appears to be actually producing both gas and light oil /condensate.

o The rig is presently increasing the mud weight to 12.8 ppg. Once the gas/oil influx has been stabilized a wiper trip will be performed prior to running the 9 5/8-inch casing.

o Once the casing has been run set and cemented the rig will drill ahead into the Prupuh formation where the initial gas/condensate kick was encountered.

                                                                        482
                               COMPANY LETTERHEAD



December 19, 2002



The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000



          RELOCATION OF REGISTERED OFFICE & PRINCIPAL PLACE OF BUSINESS


The Board of CityView Corporation Limited ("CityView") advise that with effect from January 2, 2003 the Company will relocate CityView's registered office and principal place of business. The new contact details will be:

Principal Place of Business:Level 9, BGC Centre, 28 The Esplanade, Perth WA 6000
Postal Address:             PO Box 5643 St George's Terrace, Perth, WA  6831
Telephone:                  (61 8) 9226 4788
Facsimile:                  (61 8) 9226 4799

Registered Office:          lst Floor, 17 Ord Street, West Perth   WA   6005

Web address:                www.cityviewcorp.com (remains unchanged)
E-mail:                     info@cityviewcorp.com (remains unchanged)

                               COMPANY LETTERHEAD



December 23, 2002


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000



         WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL - DECEMBER 22, 2002
                         (15:00 HRS Indonesia Time Zone)

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TAMBUKU #1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           21 OCTOBER 2002. (Midnight)
TARGET DEPTH:   PROGRAMMED FOR 10,416feet
PRESENT DEPTH:  5,380ft. (Sidetracking Operation-Original hole cemented from
                5,616ft to 4,300ft)

FORMATION OBJECTIVE:

o   Tuban    (Sandstone)
o   Prupuh   (Limestone - Sandstone)
o   Kujung   (Limestone - Sandstone)
o   Poleng   (Limestone - Sandstone)
o   Ngimbang (Limestone - Sandstone)
o   TD       (Limestone - Sandstone)

ACTIVITY:

o The Operator advised that the well has been drilled to 5,380 feet and the 9 5/8-inch casing has been run, set and cemented.

o   The rig is currently changing BOP rams.

o The Operator advises that they anticipate running in hole late this evening and drilling ahead early morning Monday, December 23, 2002.

o It is anticipated that the Prupuh formation will be reached by Wednesday, December 25, 2002.

                                                                        484
                               COMPANY LETTERHEAD


December 27, 2002



The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


         WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL - DECEMBER 26, 2002
                         (15:00 HRS Indonesia Time Zone)


CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):


OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TAMBUKU #1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           21 OCTOBER 2002. (Midnight)
TARGET DEPTH:   PROGRAMMED FOR 10,416feet
PRESENT DEPTH:  5,888ft.

FORMATION OBJECTIVE:

o   Tuban    (Sandstone)
o   Prupuh   (Limestone - Sandstone)
o   Kujung   (Limestone - Sandstone)
o   Poleng   (Limestone - Sandstone)
o   Ngimbang (Limestone - Sandstone)
o   TD       (Limestone - Sandstone)

ACTIVITY:

o   As at 12:00 Hrs the well has been drilled to 5,888 feet.

o The Operator advised that they have drilled through a 5 feet section of limestone with good gas indications. Depending on the results of logging to be performed after drilling this section, the operator anticipates drill stem testing this zone.

o   The formation being drilled at present is shale with limestone stringers.

o   The rig is continuing to drill ahead.

                                                                        485
                               COMPANY LETTERHEAD



December 30, 2002



The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL


CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:        MEDCO MADURA - PERTAMINA JOB
WELL:            TAMBUKU #1
RIG:             P.T.APEXINDO 1500HP RIG 2
SPUD:            21 OCTOBER 2002. (Midnight)
TARGET DEPTH:    PROGRAMMED FOR 10,416feet
PRESENT DEPTH:   6,890ft.

FORMATION OBJECTIVE:

o   Tuban     (Sandstone)
o   Prupuh    (Limestone - Sandstone)
o   Kujung    (Limestone - Sandstone)
o   Poleng    (Limestone - Sandstone)
o   Ngimbang  (Limestone - Sandstone)
o   TD        (Limestone - Sandstone)

ACTIVITY:

o   The well has been drilled to 6,890 feet.

o   Background gas ranges from 300 to 400 units.

o   Cuttings indicate shale, limestone and sandstone.

o A wiper trip has been run and the Operator has decided to run logs in order to determine the formation being drilled in comparison with the seismic date.

o   Logging is anticipated to be complete by midday 31 December 2002.

                                                                        AACP


ASIC registered agent number

lodging party or agent name   CITYVIEW CORPORATION LIMITED
                              ----------------------------
office,level,building name or PO Box no.  PO Box 732
                                          -----------
street number and name

suburb/city  VICTORIA PARK      state/territory   WA   postcode   6979
             -------------                        --              ----
telephone (08) 6250 9099
          --------------
facsimile (08) 6250 9088
          --------------
DX number                     suburb/city
________________________________________________________________________________

      Australian Securities & Investments Commission    form 203

Notification of                                       Corporations Act 2001
change of office hours or address                     100(1)(b),(c)&(d),142(2),
of one or more corporations                           145(3),146,601CT,601CV
________________________________________________________________________________

type of corporation (tick one box)   _X_ company    ___ foreign company    ___ registered Australian body

Corporation name   CITYVIEW CORPORATION LIMITED
                   ----------------------------
A.C.N or A.R.B.N.

Type of change  ___ change of office hours (other than Pty Co)      _X_ change of principal place of business in Australia

                ___ change of registerd office in Australia         ___ change of office in place of incorporation
                    registered office in Australia of a single          registerd office or principal place of business
                    corporation or a number of corporations having      in the place of origin of a foreign company or
                    the same new address and a common director          registered Autralian body
                    (or equivalent), secretary or agent

________________________________________________________________________________
name of corporations(s) affected
(List multiple companies with common
officeholder here-if insufficient space,
provide annexure)                                       A.C.N. or A.R.B.N.

CITYVIEW ASIA PTY LTD                                   085 605 965
________________________________________________________________________________

New office hours       date of change (d/m/y)

(other than Pty Co)    (a) __ Registered office is open to the public each business day from at least 10 am to 12 noon and 2pm to 4pm (145(1)(a) & 601CT)
                       (b) __ Registered office is open to the public each business day for at least 3 hours between 9am and 5pm
                              (145(1)(b) & (2) & 601CT)
          if (b), insert hours

________________________________________________________________________________

New registered office
  (At office of) C/-

  unit or office    1st level        building name
                   -----------
  street number & name  17 ORD STREET
                        -------------
  suburb/city WEST PERTH     state/territory   WA      postcode  6005
              ----------                       --                ----
  country (if not Australia)

  date of change (d/m/y) 1/1/2003 For the purpose of serving documents on the corporation(s) the effective date of the new address
                         -------- will be 7 days after this notification is lodged or whatever later date you nominate at 'date of change'.

   Does the company occupy these premises?    ___YES    _X_ NO

   If NO, name of occupier_________________________________________
    occupier's consent (Tick box to assent to statement required by subsection 100(1)(d).)
                       _X_ The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.

________________________________________________________________________________

New principal place of business
        unit or office           level  9       building name    BGC CENTRE
                                        -                       -----------
        street number and name  28 THE ESPLANADE
                                ----------------

        suburb/city  PERTH         state/territory   WA      postcode  6000     Small Business (less than 20 employees),
                     -----                           --                ----     please provide an estimate of the time
        date of change (d/m/y)  1/1/2003                                        taken to complete this form
                                --------
________________________________________________________________________________Include
                                                                                   The time actually spent reading the
Signature                                                                          instructions, working on the question
              I certify that the information in this form is true and complete.    and obtaining the information
                                                                                   The time spent by all employees in
        print name  THINAGARAN              capacity  DIRECTOR                     collecting and providing this
                    ----------                        ---------                    information
        sign here /s/THINAGARAN             date  15/12/2002
                  -------------                   ----------                        ____hours     ___mins
